EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$250,324,173.17 (1)	0.01531%	$38,324.63 (2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$250,324,173.17 (1)

Total Fees Due for Filing			$38,324.63

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$38,324.63

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of January 31, 2025.
(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation.